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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53174



SEC MAIL
RECEIVED
PROCESSING
MAR 0 2 2005
WASH. D.C.
185
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **GVR Company, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Place 440 South LaSalle Street Suite 3030
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Rojek **312-294-7846**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

TLH 3/24

BB

OATH OR AFFIRMATION

I, David L. Grove, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GVR Company, LLC for the year ended December 31, 2004, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO

Title



Notary Public


OFFICIAL SEAL
PAULA L. BERG
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-20-2006


RECD S.E.C.
MAR 0 2 2005
1086

GVR Company, LLC
(SEC I.D. No. 8-53174)

Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of GVR Company, LLC:

We have audited the accompanying statement of financial condition of GVR Company, LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of GVR Company, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

GVR COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In thousands)

ASSETS

Cash and cash equivalents	$ 16,604
Cash segregated under Federal and other regulations	950
Securities owned	5,631
Receivable from brokers, dealers, and clearing organizations	40,358
Receivable from affiliated companies	17
Furniture and equipment—net of accumulated depreciation of $460	269
Goodwill	38,936
Other	143
TOTAL	$ 102,908

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased	$ 8,757
Accounts payable, accrued and other liabilities	5,040
Payable to affiliated companies	5,419
Total liabilities	19,216
COMMITMENTS AND CONTINGENCIES (Note 11)	
MEMBER'S EQUITY	83,692
TOTAL	$ 102,908

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization—GVR Company, LLC (the "Company") is a wholly owned subsidiary of E*TRADE Capital Markets – Execution Services LLC, formerly Dempsey & Company LLC, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

Nature of Operations—The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission, a member of the National Association of Securities Dealers ("NASD"), member of the National Stock Exchange, and a clearing member of the National Securities Clearing Corporation.

The Company operates as a market-maker in over-the-counter equity securities, primarily those traded on the NASDAQ Stock Market, the OTC Bulletin Board, and the Pink Sheets. The Company also acts as a specialist on the National Stock Exchange. A market-maker provides a fair and orderly market for securities traded. A market-maker must generally be ready to buy or sell when other buyers or sellers are not available.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under federal or other regulations, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations—Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Transactions—Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, which consist of corporate stocks, are reported at market value. Market value is based on listed or quoted market prices.

Furniture and Equipment—Furniture and equipment are recorded at historical cost, net of depreciation. Depreciation of furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets which are 5 or 7 years.

Goodwill—Goodwill represents the excess of the amount paid over the fair value of the Company's net asset acquired by the Parent. The Company reviews goodwill for impairment on an annual basis, or more frequently if impairment indicators arise. As of December 31, 2004, no adjustments for impairment were deemed necessary.

Exchange Membership—Exchange membership is recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects the current market value.

Stock-Based Compensation—Eligible employees of the Company who have met certain service requirements are able to participate in the Parent's stock-based employee compensation plans, which are described more fully in Note 6. The Parent and the Company account for the plans under SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* which encourages expensing options based on application of a fair value methodology. However, SFAS No. 123 allows the intrinsic value recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations to be applied.

Income Taxes—The Company is an LLC, and as such is not subject to federal income tax as federal taxable income is allocated to its member for inclusion in the member's tax return.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *Share-Based Payment.* This Statement supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The most significant change resulting from this Statement is the requirement for public companies to expense employee share-based payments under fair value as originally introduced in SFAS No. 123. This Statement is effective for public companies as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Parent and Company will adopt this Statement effective July 1, 2005.

4. LINE OF CREDIT

The Company has established an $18,000 line of credit with its bank to finance the Company's operations. Loans under this arrangement bear interest at the Federal Funds rate plus 1%. The loans are payable on demand and are collateralized by securities owned by the company. The line of credit is revolving and was used twice during the year ended December 31, 2004. At December 31, 2004, there were no amounts outstanding under this line of credit.

5. RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from brokers and dealer result from the Company's trading activities. Deposits with clearing organizations are cash deposited with the National Securities Clearing Corp. ("NSCC") and the Depository Trust Company. Receivable from clearing organization is for amounts receivable from trades that had not settled as of December 31, 2004

Receivable from brokers and dealers	$ 13,375
Deposits with clearing organizations	4,300
Receivable from clearing organization	22,683
Total	$ 40,358

6. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $1,000 or 6-2/3% of "aggregated indebtedness," as these terms are defined.

At December 31, 2004, the Company had net capital, as defined, of $42,488 which was $41,488 in excess of its required net capital of $1,000.

7. RELATED-PARTY TRANSACTIONS

The Company received trade volume from E*TRADE Clearing LLC during the year ended December 31, 2004. At December 31, 2004, the total amount payable for order flow to E*TRADE Clearing LLC was $1,021.

The Company reimburses its Parent for certain operating expenses. As of December 31, 2004, the amount payable to the parent for operating expenses was $4,271.

8. EMPLOYEE BENEFIT PLANS

The Parent sponsors a 401(k) plan (the "Plan") in which all employees of the Company are eligible to participate. Under the terms of the Plan, the Company matches 50% of all employee contributions, up to a maximum 5% of compensation.

Eligible employees of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2004, there were options outstanding to purchase 440,278 shares of the Parent's common stock at exercise prices ranging from $3.52 to $14.75 with a weighted average price of $10.92. During the year ended December 31, 2004, options to purchase 285,845 shares of the Parent's common stock at a weighted average price of $12.71 were granted to Company employees.

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2003	222,000	$ 7.43
Granted	285,845	12.71
Exercised	(54,210)	5.83
Canceled	(13,357)	11.76
Outstanding at December 31, 2004	440,278	$ 10.92

The following table summarizes information on outstanding and exercisable stock options at December 31, 2004:

Option Exercise Price	Options Outstanding: Number Outstanding	Options Outstanding: Weighted-Average Contractual Life (Years)	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted-Average Exercise Price
$ 3.52 - $ 9.48	98,464	7.81	$ 6.00	57,542	$ 5.25
$ 10.23 - $ 10.76	67,487	8.30	10.35	16,125	10.34
$ 10.80 - $ 10.80	117,094	9.60	10.80	-	
$ 11.47 - $ 13.89	5,800	9.13	13.13	-	
$ 14.28 - $ 14.75	151,433	9.40	14.38	400	14.75
$ 3.52 - $ 14.75	440,278	8.93	$ 10.92	74,067	$ 6.41

As permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company applied APB Opinion 25 and related interpretations in accounting for its stock option plan, and accordingly does not record compensation expense on grants to employees.

The fair value for the year ended December 31, 2004 was calculated using the Black-Scholes option pricing model and the minimum value method with the following assumptions:

Dividend yield	-
Expected volatility	51 %
Risk-free interest rate	3 %
Expected life of option following vesting (in months)	23

Under SFAS No. 123, the fair value of stock-based awards to employees is calculated using option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. The computed weighted-average fair value of option grants under SFAS No. 123 was $5.66 in 2004.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

10. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a market-maker at times requires it to make trades that adversely affect its profitability. In addition, as a market-maker, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, market-makers generally may not trade for their own accounts when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, stock exchanges periodically amend their rules and may make the rules governing the Company's activities as a market-maker more stringent or may implement other changes, which could adversely affect its trading revenues.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company has entered into a noncancelable lease for its office premises, which expires January 31, 2009. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending December 31	
2005	$ 438
2006	381
2007	392
2008	404
2009	35
Total	$ 1,650

The lease is subject to changes in operating costs of the facility.

Legal Matters—In the ordinary course of business, the Company is subject to various claims and legal actions. In the opinion of management, the resolution of such matters will not have a material impact on the Company's financial condition and results of operations.

* * * * * *

Deloitte.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 25, 2005

GVR Company, LLC
440 South LaSalle Street
Chicago, IL 60605
To the Member of GVR Company, LLC:

In planning and performing our audit of the financial statements of GVR Company, LLC (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP